Via Facsimile and U.S. Mail
Mail Stop 6010

August 9, 2007

Mr. John L. Workman
Executive Vice President and Chief Financial Officer
HealthSouth Corporation
One HealthSouth Parkway
Birmingham, Alabama 35243

      Re: **HealthSouth Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2006
                 Filed February 28, 2007
                 Form 10-K/A for the Fiscal Year Ended December 31, 2006
                 Filed March 22, 2007
                 Form 10-Q for the Period Ended March 31, 2007
                 Filed May 9, 2007
                 File No. 001-10315

Dear Mr. Workman:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1.   Your independent accountants' report does not appear to reflect either the name of the firm or a related virtual signature. Please amend your Form 10-K for the year ended December 31, 2006 to include a signed accountant's report in accordance with Article 2-02(2) of Regulation S-X.

Form 10-K/A for the Fiscal Year Ended December 31, 2006 (Filed on March 22, 2007)

Management's Discussion and Analysis of Results of Operations and Financial Condition, page 2

Consolidated Results of Operations, page 4

Adjusted Consolidated EBITDA, page 14

2.   Your presentation of "Adjusted Consolidated EBITDA" as an operating performance indicator appears to smooth earnings by eliminating recurring items, such as depreciation and amortization, interest income/expense and income tax expense from the most comparable GAAP performance measure. We do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. Please amend your Form 10-K/A for the fiscal year ended December 31, 2006 and your Form 10-Q for the period ended March 31, 2007 to remove all references to "Adjusted Consolidated EBITDA" as a consolidated measure of operating performance. Refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Additionally, please revise your Management's Discussion and Analysis in both amended filings to include your discussion of "Adjusted Consolidated EBITDA," as well as the related reconciliation to net cash (used in) provided by operating activities, within your "Liquidity" discussion.

Critical Accounting Polices, page 48

Revenue Recognition, page 48

3.   Please provide us with the information that follows in a disclosure-type format.

    •   The specific assumptions and judgments used in determining your contractual allowance estimate.

- For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

- Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on your financial position and results of operations.

4. Please provide us with the information that follows in a disclosure-type format.

- In a comparative tabular format, detail your payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, managed care and other, and self-pay). We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

- Describe the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written-off and supplement your discussion with the following information:

    a. The threshold (amount and age) for account balance write-offs;
    b. Whether or not and to what extent you use specific identification for account write-offs; and
    c. Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Notes to Condensed Consolidated Financial Statements

Note 6. Assets Held For Sale and Results of Discontinued Operations, page 9

5.   It appears that you have included all assets and liabilities of the discontinued
        divisions in asset and liability "held for sale" accounts in your condensed
        consolidated balance sheets. Please tell us if you are transferring all of the asset
        and liability accounts related to the discontinued operations to the buyers. Refer
        to paragraph B90 of SFAS No. 144.

*   *   *   *

        As appropriate, please amend your filing and respond to our comments within 10
business days or tell us when you will provide us with a response. Please furnish a letter
with your response that keys your response to our comments. Detailed letters greatly
facilitate our review. You should furnish the letter to us via EDGAR under the form type
label CORRESP. Please understand that we may have additional comments after
reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that they have provided all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657, Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant